UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.   5  )*

Interactive Intelligence, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45839M 103
(CUSIP Number)

Stephen J. Hackman, Esq. ICE MILLER LLP One American Square, Suite 3100 Indianapolis, IN 46282-0200 (317) 236-2100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

NOTE:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO.: 45839M 103
1. Name of Reporting Person. Kyle E. Brown I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only

4. Source of Funds (See Instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
7. Sole Voting Power
0 (See Item 5)
8. Shared Voting Power
0
9. Sole Dispositive Power
811,002
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
811,002
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13. Percent of Class Represented by Amount in Row (11)
4.8%
14. Type of Reporting Person (See Instructions)
IN

        This Amendment No. 5 to Schedule 13D amends the Schedule 13D filed February 24, 2006, Amendment No. 1 to Schedule 13D filed May 9, 2006, Amendment No. 2 to Schedule 13D filed June 26, 2006, Amendment No. 3 to Schedule 13D filed July 28, 2006 and Amendment No. 4 to Schedule 13D filed November 9, 2006 and relates to the disposition, as reflected in Item 5 below, of 637,727 shares of the common stock of Interactive Intelligence, Inc. (the "Issuer") by Ms. Kyle E. Brown (the "Filing Person"), in transactions executed in the NASDAQ National Market System described more fully in Item 6 below. Following this transaction, the Filing Person beneficially owns 811,002 shares of Issuer common stock.

        The Filing Person acquired the right to acquire all of the shares of the Issuer's common stock beneficially owned by the Filing Person on February 14, 2006, pursuant to an Agreement of Property Settlement and for Child Custody and Support (the "Settlement Agreement"), which was approved by the Indiana State Superior Court in Boone County on February 14, 2005, in connection with the division of property in divorce proceedings. The Filing Person did not expend any funds in the acquisition of the shares of the Issuer's common stock, but instead acquired the shares from her ex-husband pursuant to the Settlement Agreement. The acquisition of the Issuer common stock pursuant to the Settlement Agreement was reported on the Schedule 13D filed on February 24, 2006, and which was amended three times to report sales of Issuer common stock by the Filing Person with the Amendment No. 1 to Schedule 13D filed May 9, 2006, the Amendment No. 2 to Schedule 13D filed June 26, 2006, the Amendment No. 3 to Schedule 13D filed July 28, 2006 and Amendment No. 4 to Schedule 13D filed November 9, 2006.

Item 1.    Security and Issuer.

        This Amendment No. 5 to Schedule 13D is being filed with respect to the common stock of the Issuer whose principal executive offices are located at 7601 Interactive Way, Indianapolis, Indiana 46278.

Item 2.    Identity and Background.

        The person filing this report is Kyle E. Brown and her principal residence is 3653 South U.S. 421, Zionsville, Indiana 46077. The Filing Person is not currently employed or engaged in an occupation. In the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Filing Person is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

        Not applicable.

Item 4.    Purpose of Transaction.

        As set forth above, the Filing Person acquired all of the Issuer common stock owned by the Filing Person pursuant to the Settlement Agreement. Depending upon the prevailing market prices for the Issuer's common stock, the Filing Person may continue to sell additional shares of the Issuer's common stock directly to one or more purchasers, to or through underwriters, brokers or dealers, through agents on a best-efforts basis or otherwise, or through a combination of such methods of sale, and the Filing Person may sell the shares in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale or at prices related to such prevailing prices, at varying prices determined at the time of sale, or at negotiated prices.

        Except as set forth above, the Filing Person does not currently have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5.    Interest In Securities Of The Issuer.

        The Filing Person holds 811,002 shares of the Issuer's common stock, or, based on the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, 4.8% of the outstanding shares of common stock. The Filing Person ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock on November 15, 2006. The Filing Person has sole power to dispose or direct the disposition of the shares. Pursuant to Section 23-1-42 of the Indiana Code, these shares are deemed to be "control shares," and are without any voting rights in the hands of the Filing Person, unless and until voting rights are approved by the shareholders of the Issuer. The Filing Person acquired the right to acquire all of the shares of the Issuer's common stock beneficially owned by the Filing Person on February 14, 2006, pursuant to the Separation Agreement (which is described in further detail in the Introduction above). Any subsequent purchaser of the Filing Person's shares of the Issuer's common stock will have voting power with respect to such shares, so long as the acquisition of the shares does not cause the purchaser to hold (in the aggregate with all other shares held by the purchaser) any of the following ranges of voting power in the election of directors: (1) one-fifth or more but less than one-third of all voting power; (2) one-third or more but less than a majority of all voting power; or (3) a majority or more of all voting power.

        The Filing Person has sold 637,727 shares of the Issuer's common stock in transactions executed in the NASDAQ National Market during the last 60 days. These sales occurred in the following transactions:

Date of Sale	Number of Shares	Price Per Share

November 8, 2006	1200	$16.90
November 8, 2006	400	$16.91
November 8, 2006	480	$16.92
November 8, 2006	600	$16.93
November 8, 2006	420	$16.94
November 8, 2006	1200	$16.95
November 8, 2006	400	$16.96
November 8, 2006	799	$16.97
November 8, 2006	1409	$16.98
November 8, 2006	641	$16.99
November 8, 2006	5283	$17.00
November 8, 2006	1301	$17.01
November 8, 2006	3517	$17.02
November 8, 2006	500	$17.03
November 8, 2006	1600	$17.04
November 8, 2006	800	$17.05
November 8, 2006	400	$17.06
November 8, 2006	855	$17.07
November 8, 2006	745	$17.08
November 8, 2006	400	$17.09
November 8, 2006	250	$17.10
November 9, 2006	800	$17.03
November 9, 2006	1300	$17.04
November 9, 2006	300	$17.05
November 9, 2006	400	$17.06
November 9, 2006	400	$17.07
November 9, 2006	2600	$17.10
November 9, 2006	514	$17.11
November 9, 2006	4030	$17.12
November 9, 2006	1400	$17.13
November 9, 2006	656	$17.14
November 9, 2006	300	$17.15
November 9, 2006	900	$17.16
November 9, 2006	1700	$17.17
November 9, 2006	2243	$17.18
November 9, 2006	1700	$17.19
November 9, 2006	7219	$17.20
Date of Sale	Number of Shares	Price Per Share

November 9, 2006	5831	$17.21
November 9, 2006	1400	$17.22
November 9, 2006	4407	$17.23
November 9, 2006	1200	$17.24
November 9, 2006	4400	$17.25
November 9, 2006	300	$17.26
November 9, 2006	400	$17.27
November 9, 2006	2000	$17.30
November 9, 2006	200	$17.33
November 9, 2006	200	$17.34
November 10, 2006	300	$16.55
November 10, 2006	500	$16.56
November 10, 2006	300	$16.57
November 10, 2006	600	$16.58
November 10, 2006	200	$16.59
November 10, 2006	800	$16.61
November 10, 2006	200	$16.63
November 10, 2006	700	$16.64
November 10, 2006	100	$16.65
November 10, 2006	400	$16.66
November 10, 2006	100	$16.69
November 10, 2006	600	$16.70
November 10, 2006	3300	$16.71
November 10, 2006	700	$16.72
November 10, 2006	500	$16.73
November 10, 2006	400	$16.74
November 10, 2006	200	$16.75
November 10, 2006	1900	$16.82
November 10, 2006	300	$16.84
November 10, 2006	100	$16.87
November 10, 2006	200	$17.10
November 13, 2006	100	$16.19
November 13, 2006	100	$16.22
November 13, 2006	100	$16.25
November 13, 2006	100	$16.35
November 13, 2006	100	$16.46
November 13, 2006	100	$16.52
November 13, 2006	200	$16.54
November 13, 2006	300	$16.55
November 13, 2006	300	$16.57
November 13, 2006	200	$16.58
November 13, 2006	100	$16.59
November 13, 2006	500	$16.60
November 13, 2006	100	$16.62
November 13, 2006	300	$16.64
November 13, 2006	500	$16.65
November 13, 2006	300	$16.66
November 13, 2006	120	$16.67
November 13, 2006	79	$16.68
November 13, 2006	303	$16.69
November 13, 2006	512	$16.70
November 13, 2006	306	$16.71
November 13, 2006	400	$16.72
November 13, 2006	500	$16.74
November 13, 2006	800	$16.75
November 13, 2006	300	$16.76
November 13, 2006	1400	$16.77
November 13, 2006	787	$16.78
November 13, 2006	1000	$16.79
November 13, 2006	2200	$16.80
November 13, 2006	1000	$16.81
Date of Sale	Number of Shares	Price Per Share

November 13, 2006	1190	$16.82
November 13, 2006	2600	$16.83
November 13, 2006	700	$16.84
November 13, 2006	2600	$16.85
November 13, 2006	600	$16.86
November 13, 2006	1600	$16.87
November 13, 2006	1103	$16.88
November 13, 2006	500	$16.89
November 13, 2006	500	$16.90
November 14, 2006	700	$16.940
November 14, 2006	300	$16.950
November 14, 2006	2,461	$17.200
November 14, 2006	1,939	$17.210
November 14, 2006	100	$17.220
November 14, 2006	800	$17.230
November 14, 2006	175	$17.240
November 14, 2006	1,025	$17.250
November 14, 2006	400	$17.260
November 14, 2006	1,391	$17.270
November 14, 2006	200	$17.280
November 14, 2006	600	$17.290
November 14, 2006	1,300	$17.300
November 14, 2006	1,500	$17.310
November 14, 2006	1,300	$17.320
November 14, 2006	1,400	$17.330
November 14, 2006	700	$17.340
November 14, 2006	5,909	$17.350
November 14, 2006	2,300	$17.360
November 14, 2006	1,402	$17.370
November 14, 2006	696	$17.380
November 14, 2006	2,300	$17.390
November 14, 2006	5,100	$17.400
November 14, 2006	1,600	$17.410
November 14, 2006	400	$17.420
November 14, 2006	300	$17.430
November 14, 2006	1300	$17.440
November 14, 2006	400	$17.470
November 14, 2006	700	$17.520
November 14, 2006	100	$17.530
November 14, 2006	100	$17.550
November 14, 2006	1,400	$17.560
November 14, 2006	1,300	$17.570
November 14, 2006	2,400	$17.580
November 14, 2006	3,003	$17.590
November 14, 2006	6,741	$17.600
November 14, 2006	3,288	$17.610
November 14, 2006	800	$17.620
November 14, 2006	702	$17.630
November 14, 2006	1,200	$17.640
November 14, 2006	1,200	$17.650
November 14, 2006	600	$17.660
November 14, 2006	300	$17.670
November 14, 2006	641	$17.680
November 14, 2006	100	$17.690
November 14, 2006	3,100	$17.700
November 14, 2006	800	$17.710
November 14, 2006	2,100	$17.720
November 14, 2006	2,000	$17.730
November 14, 2006	1,300	$17.740
November 14, 2006	1,500	$17.750
November 14, 2006	100	$17.760
Date of Sale	Number of Shares	Price Per Share

November 14, 2006	3,700	$17.770
November 14, 2006	600	$17.780
November 14, 2006	2,860	$17.790
November 14, 2006	8,300	$17.800
November 14, 2006	4,550	$17.810
November 14, 2006	2,700	$17.820
November 14, 2006	4,104	$17.830
November 14, 2006	1,200	$17.840
November 14, 2006	1,190	$17.850
November 14, 2006	500	$17.860
November 14, 2006	500	$17.870
November 14, 2006	5,900	$17.880
November 14, 2006	1,400	$17.890
November 14, 2006	3,600	$17.900
November 14, 2006	800	$17.910
November 14, 2006	800	$17.920
November 14, 2006	1,700	$17.930
November 14, 2006	1,241	$17.940
November 14, 2006	10,185	$17.950
November 14, 2006	2,500	$17.960
November 14, 2006	2,700	$17.970
November 14, 2006	2,050	$17.980
November 14, 2006	12,297	$17.990
November 14, 2006	12,930	$18.000
November 14, 2006	4,021	$18.010
November 14, 2006	6,696	$18.020
November 14, 2006	3,114	$18.030
November 14, 2006	3,918	$18.040
November 14, 2006	7,400	$18.050
November 14, 2006	8,272	$18.060
November 14, 2006	800	$18.070
November 14, 2006	3,989	$18.080
November 14, 2006	900	$18.090
November 14, 2006	1,800	$18.100
November 14, 2006	4,100	$18.110
November 14, 2006	3,900	$18.120
November 14, 2006	2,200	$18.130
November 14, 2006	5,300	$18.140
November 14, 2006	3,300	$18.150
November 14, 2006	2,582	$18.160
November 14, 2006	2,493	$18.170
November 14, 2006	13,500	$18.175
November 14, 2006	28,096	$18.180
November 14, 2006	14,236	$18.190
November 14, 2006	17,503	$18.200
November 14, 2006	9,833	$18.210
November 14, 2006	6,875	$18.220
November 14, 2006	3,830	$18.230
November 14, 2006	4,890	$18.240
November 14, 2006	4,591	$18.250
November 14, 2006	4,370	$18.260
November 14, 2006	3,500	$18.270
November 14, 2006	600	$18.280
November 14, 2006	400	$18.290
November 14, 2006	900	$18.300
November 14, 2006	1,300	$18.310
November 14, 2006	100	$18.320
November 14, 2006	800	$18.330
November 14, 2006	950	$18.340
November 14, 2006	50	$18.370
November 14, 2006	100	$18.430
Date of Sale	Number of Shares	Price Per Share

November 14, 2006	300	$18.440
November 14, 2006	1,199	$18.450
November 14, 2006	1,650	$18.460
November 14, 2006	1,401	$18.470
November 14, 2006	3,150	$18.480
November 14, 2006	1,500	$18.490
November 14, 2006	1,100	$18.580
November 14, 2006	200	$18.590
November 14, 2006	100	$18.600
November 14, 2006	400	$18.620
November 14, 2006	100	$18.630
November 14, 2006	300	$18.670
November 14, 2006	400	$18.710
November 14, 2006	1,062	$18.720
November 14, 2006	1,000	$18.730
November 14, 2006	6,700	$18.740
November 14, 2006	1,200	$18.750
November 14, 2006	2,538	$18.760
November 14, 2006	1,200	$18.770
November 14, 2006	2,500	$18.780
November 14, 2006	4,100	$18.790
November 14, 2006	4,500	$18.800
November 14, 2006	600	$18.810
November 14, 2006	2,338	$18.820
November 14, 2006	400	$18.850
November 14, 2006	200	$18.860
November 15, 2006	2,427	$18.50
November 15, 2006	1,650	$18.51
November 15, 2006	1,900	$18.52
November 15, 2006	600	$18.53
November 15, 2006	1,200	$18.54
November 15, 2006	2,625	$18.55
November 15, 2006	2,500	$18.56
November 15, 2006	1,000	$18.57
November 15, 2006	127	$18.58
November 15, 2006	200	$18.59
November 15, 2006	900	$18.60
November 15, 2006	200	$18.61
November 15, 2006	800	$18.62
November 15, 2006	1,500	$18.63
November 15, 2006	1,700	$18.64
November 15, 2006	1,000	$18.65
November 15, 2006	500	$18.66
November 15, 2006	400	$18.67
November 15, 2006	200	$18.68
November 15, 2006	600	$18.69
November 15, 2006	300	$18.70
November 15, 2006	300	$18.71
November 15, 2006	200	$18.73
November 15, 2006	2,000	$18.74
November 15, 2006	9,314	$18.75
November 15, 2006	5,235	$18.76
November 15, 2006	2,000	$18.77
November 15, 2006	4,029	$18.78
November 15, 2006	4,157	$18.79
November 15, 2006	13,810	$18.80
November 15, 2006	1,989	$18.81
November 15, 2006	1,982	$18.82
November 15, 2006	1,035	$18.83
November 15, 2006	4,166	$18.84
November 15, 2006	850	$18.85
Date of Sale	Number of Shares	Price Per Share

November 15, 2006	1,000	$18.86
November 15, 2006	400	$18.87
November 15, 2006	76	$18.88
November 15, 2006	3,800	$18.90
November 15, 2006	500	$18.91
November 15, 2006	1,485	$18.93
November 15, 2006	6,600	$18.94
November 15, 2006	10,543	$18.95
November 15, 2006	1,200	$18.96
November 15, 2006	100	$18.97
November 15, 2006	12,100	$18.98
November 15, 2006	900	$18.99
November 15, 2006	5,622	$19.00
November 15, 2006	2,954	$19.01
November 15, 2006	5,465	$19.02
November 15, 2006	1,500	$19.03
November 15, 2006	900	$19.04
November 15, 2006	2,744	$19.05
November 15, 2006	2,507	$19.06
November 15, 2006	500	$19.07
November 15, 2006	1,500	$19.08
November 15, 2006	400	$19.09
November 15, 2006	4,935	$19.10
November 15, 2006	3,123	$19.11
November 15, 2006	1,000	$19.12
November 15, 2006	700	$19.13
November 15, 2006	300	$19.14
November 15, 2006	1,250	$19.15
November 15, 2006	200	$19.17

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The Settlement Agreement provides that the ex-husband of the Filing Person must transfer all of the shares of the Issuer's common stock originally reported on the Schedule 13D to the Filing Person, without any contingencies or other conditions.

Item 7.    Material to be Filed as Exhibits.

        Exhibit 7.1 — Power of Attorney, dated May 9, 2006, by Kyle E. Brown.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 15, 2006

Date

/s/  Stephen J. Hackman/attorney-in-fact

Signature

Stephen J. Hackman/attorney-in-fact

Name/Title

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)